Exhibit 99.1

Yintech Reports First Quarter 2016 Unaudited Financial Results

Shanghai, May 24, 2016 — Yintech Investment Holdings Limited (NASDAQ:YIN) (“Yintech” or the “Company”), the largest online provider of spot commodity trading services in China by customer trading volume in both 2014 and 2015, today announced its unaudited financial results for the quarter ended March 31, 2016.

For the first quarter of 2016, Yintech had customer trading volume of RMB309.4 billion, a 104.6% increase when compared to RMB182.4 billion during the first quarter of 2015. Yintech generated net commissions and fees of RMB387.2 million, a 44.9% increase when compared with the first quarter of 2015.

	For the three months ended
In RMB million, except otherwise specified	March 31, 2016	March 31, 2015	YoY Change	December 31, 2015	QoQ Change
Revenues	402.9	255.3	57.8%	261.6	54.0%
Net commissions and fees	387.2	267.2	44.9%	221.4	74.9%
Net income attributable to Yintech	149.3	82.9	80.1%	48.1	210.4%
EPS per ADS - diluted (RMB)	2.81	1.58	77.8%	0.91	208.8%

Non-GAAP data
Non-GAAP net income attributable to Yintech	160.6	91.1	76.3%	55.8	187.8%
Non-GAAP EPS per ADS - diluted (RMB)	3.03	1.74	74.1%	1.06	185.8%

“We brought our business to a new level in terms of operational efficiency and performance in the first quarter of 2016, with strong growth across all our business lines,” said Mr. Wenbin Chen, Chairman and CEO of Yintech. “We believe our successful IPO on Nasdaq last month will further strengthen our brand image and allow us to continue to invest heavily in technology in order to enhance our customers’ trading experience. We remain committed to expanding our presence on the Shanghai Gold Exchange.”

“Our customer volume, revenues and net income hit historical highs during the quarter, thanks to increased efficiency resulting from various operational adjustments we made during the second half of 2015,” commented Mr. Jingbo Wang, CFO of Yintech. “We remain confident about our full year performance given the recently launched Shanghai Gold Exchange and mini-account businesses, both of which have significant growth potential, and our existing business on the Tianjin and Guangdong Exchanges which continue to grow.”

First Quarter 2016 Financial Results

Revenues were RMB402.9 million (US$62.5 million), an increase of 57.8% from RMB255.3 million in the same quarter last year and an increase of 54.0% from RMB261.6 million in the previous quarter. The increases were mainly due to the increases in net commissions and fees.

Net commissions and fees were RMB387.2 million (US$60.0 million), an increase of 44.9% from RMB267.2 million in the same quarter last year and an increase of 74.9% from RMB221.4 million in the previous quarter. The increases were primarily due to the increase in customer trading volume. The Company’s customer trading volume reached RMB309.4 billion (US$47.9 billion), an increase of 69.6% from RMB182.4 billion in the same quarter last year and an increase of 104.6% in the previous quarter. The increases were mainly attributable to (i) increased operational efficiency resulting from various operational adjustments made in the second half of 2015, (ii) increased trading activity as a result of volatility in the commodities market, (iii) increased trading volume as a result of the launch of operations on the Shanghai Gold Exchange in November 2015, and (iv) increased mini-account trading volume as a result of the addition of Da Xiang which was acquired in March 2016.

Expenses were RMB227.9 million (US$35.3 million), an increase of 42.6% from RMB159.9 million in the same quarter last year and an increase of 10.1% from RMB207.0 million in the previous quarter. The year-on-year increase in expenses was primarily due to an increase in employee compensation and benefit expenses resulting from the addition of personnel associated with the launch of operations on the Shanghai Gold Exchange and the acquisition of Da Xiang, and the increase in information technology and communications expenses due to IT infrastructure upgrades.

Net income was RMB151.0 million (US$23.4 million), an increase of 82.1% from RMB82.9 million in the same quarter last year and an increase of 213.6% from RMB48.1 million in the previous quarter.

Net income attributable to Yintech was RMB149.3 million (US$23.2 million), an increase of 80.0% from RMB82.9 million in the same quarter last year and an increase of 210.4% from RMB48.1 million in the previous quarter.

Diluted earnings per ADS were RMB2.81 (US$0.44), compared with diluted earnings per ADS of RMB1.58 in the same quarter last year and diluted earnings per ADS of RMB0.91 in the previous quarter.

Non-GAAP net income attributable to Yintech was RMB160.6 million (US$24.9 million), an increase of 76.3% from RMB91.1 million in the same quarter last year and an increase of 187.8% from RMB55.8 million in the previous quarter.

Non-GAAP diluted earnings per ADS were RMB3.03 (US$0.47), compared with non-GAAP diluted earnings per ADS of RMB1.74 in the same quarter last year and non-GAAP diluted earnings per ADS of RMB1.06 in the previous quarter.

As of March 31, 2016, the Company had cash of RMB354.6 million (US$54.9 million), compared with RMB362.5 million as of December 31, 2015.

As of March 31, 2016, Total shareholders’ equity of Yintech was RMB529.1 million (US$82.1 million), compared with RMB363.6 million as of December 31, 2015.

Recent Development

On April 27, 2016, the Company successfully completed its initial public offering on the NASDAQ Global Select Market. The Company sold 7,500,000 American depositary shares at US$13.50 per ADS for a total offering size of approximately US$101.3 million. The Company also issued US$10 million of ordinary shares to MeMeStar Limited, a wholly-owned subsidiary of SINA Corporation (NASDAQ: SINA), in connection with a concurrent private placement.

Business Outlook

Based on the information available as of the date of this press release, Yintech provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change:

2016 Second Quarter Guidance

•                  Customer trading volume will in the range of RMB330 billion to RMB360 billion.

•                  Revenues will be in the range of RMB410 to RMB450 million.

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income and the non-GAAP income per diluted ADS provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

Currency Conversion

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.4480 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2015. No representation is intended to imply that these Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.

Conference Call Information

The Company will host a conference call to discuss the earnings at 8:00 a.m. Eastern Time on Tuesday, May 24, 2016 (8:00 p.m. Beijing time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+1 412 902 4272
U.S. Toll Free	+1 888 346 8982
Mainland China Toll Free	4001 201 203
Hong Kong	+852 3018 4992
Passcode:	Yintech

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, May 31, 2016.

Dial-in numbers for the replay are as follows:

International Dial-in	+1 412 317 0088
U.S. Toll Free	+1 877 344 7529
Passcode:	10086143

A live and archived webcast of the conference call will be available on the Investor Relations section of Yintech’s website at http://ir.yintech.net/.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the prospectus filed by the Company on April 26, 2016. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ:YIN) is the largest online provider of spot commodity trading services in China by customer trading volume in both 2014 and 2015, according to Euromonitor. The Company facilitates the trading by individual customers of silver, gold and other precious metals and commodities on China’s three leading exchanges: the Shanghai Gold Exchange, the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange. Yintech provides customers with comprehensive services, including account opening, investor education, market information, research, live discussion boards and real-time customer support, the majority of which, is delivered through its proprietary client software and call center.

For investor and media inquiries, please contact:

Yintech

Investor Relations Department
Phone: +86 21 2028 9009 ext 8091
E-mail: ir@baidao.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com

Operational highlights

	For the three months ended
	March 31, 2015	December 31, 2015	March 31, 2016

Customer trading volume (in RMB billion)
Tianjing and Guangdong Exchanges [1]	182.4	148.5	262.2
Shanghai Gold Exchange [2]	—	2.7	29.6
Mini account business [3]	—	—	17.5
Total	182.4	151.2	309.4

Net commissions and fees (in RMB million)
Tianjing and Guangdong Exchanges	267.2	220.5	366.5
Shanghai Gold Exchange	—	0.9	9.6
Mini account business	—	—	11.1
Total	267.2	221.4	387.2

Effective fee rate
Tianjing and Guangdong Exchanges	0.146%	0.149%	0.140%
Shanghai Gold Exchange	—	0.034%	0.033%
Mini account business	—	—	0.063%
Overall	0.146%	0.146%	0.125%

Active accounts [4]
Tianjing and Guangdong Exchanges	12,042	13,066	12,892
Shanghai Gold Exchange	—	369	1,167
Mini account business	—	—	42,242
Total	12,042	13,435	56,301

Tradable accounts [5]
Tianjing and Guangdong Exchanges	38,210	50,171	53,783
Shanghai Gold Exchange	—	427	1,396
Mini account business	—	—	87,302
Total	38,210	50,598	142,481

Note

(1) Refer to our regular account business on the Tianjing Precious Metals Exchange and the Guangdong Precious Metals Exchange

(2) Refer to our regular account business on the Shanghai Gold Exchange

(3) Refer to our mini account business on the Guangdong Precious Metals Exchange

(4) Refer to a customer account that executed at least one trade through us in a given period

(5) Refer to a customer account that has been activated and has remained tradable as of the end of a given period

Consolidated Statements of Comprehensive Income

In RMB ‘000, except otherwise specified

	For the three months ended
	March31, 2015	December31, 2015	March31, 2016
	Unaudited	Unaudited	Unaudited
Revenues
Commissions and fees, net	267,159	221,440	387,188
Trading gains/(losses), net [6]	(17,675)	1,130	932
Interest and investment income	990	276	238
Other revenues	4,856	38,708	14,567
	255,330	261,554	402,925
Expenses
Employee compensation and benefits	(73,164)	(108,225)	(131,360)
Advertising and promotion	(48,380)	(54,261)	(50,131)
Information technology and communications	(6,998)	(10,770)	(10,654)
Occupancy and Equipment Rental	(10,899)	(11,001)	(12,723)
Taxes and surcharges	(5,353)	(5,538)	(8,504)
Other expenses	(15,066)	(17,179)	(14,539)
	(159,860)	(206,974)	(227,911)

Income before income taxes	95,470	54,580	175,014
Income taxes	(12,545)	(6,442)	(24,052)
Net income	82,925	48,138	150,963
Less: Noncontrolling interests	—	—	1,674
Net income attributable to Yintech	82,925	48,138	149,289
Other comprehensive income	—	1,241	(273)
Comprehensive income	82,925	49,379	149,016

Earnings per ADS (RMB)
Basic	1.66	0.96	2.99
Diluted	1.58	0.91	2.81

Weighted average number of shares [7]
Basic	1,000,000,000	1,000,000,000	1,000,000,000
Diluted	1,048,597,529	1,052,614,121	1,061,210,628

Note:

(6) Net trading loss in first quarter 2015 was mainly due to trading loss from spot commodity contracts as a result of serving as counterparty to our customers’ trades. Commencing on August 23, 2015, our gains and losses arising from spot commodity contracts with customers are transferred to, and absorbed by a third party fund pursuant to our risk and return transfer arrangement. We no longer generate trading gains or losses from spot commodity contracts as long as the risk and return transfer arrangement remains in force. Net trading gains in fourth quarter 2015 and first quarter 2016 resulted from our trading of physical commodities and the future commodity contracts we entered into for hedging the related market risks.

(7) Each ADS represents 20 ordinary shares.

Reconciliation of GAAP to Non-GAAP Results

In RMB ‘000, except otherwise specified

	For the three months ended
	March 31, 2015	December 31, 2015	March 31, 2016
	Unaudited	Unaudited	Unaudited
Net income attributable to Yintech	82,925	48,138	149,288
Add: Share-based compensation	8,200	7,670	11,322
Non-GAAP net income attributable to Yintech	91,125	55,808	160,610

Non-GAAP earnings per ADS (RMB)
Basic	1.82	1.12	3.21
Diluted	1.74	1.06	3.03

Consolidated Balance Sheets

In RMB ‘000, except otherwise specified

	December 31, 2015	March 31, 2016
	Audited	Unaudited
Assets
Cash	362,461	354,619
Derivative assets	445	—
Available-for-sale investments	75,670	163,160
Deposits with clearing organizations	239,904	194,215
Equipment and leasehold improvements	18,315	20,694
Deferred tax assets	3,782	14,701
Goodwill		3,262
Other assets	79,180	84,389
Total assets	779,757	835,040

Liabilities and Shareholders’ Equity

Derivative liabilities	14,336	108,825
Amount due to related parties	118,880	—
Income tax payable	23,385	43,024
Accounts payable	3,645	1,984
Accrued employee benefits	76,503	77,984
Dividend payable	126,876	—
Other liabilities	52,535	74,159
Total liabilities	416,160	305,976

Equity attributable to Yintech shareholders	363,597	524,390
Equity attributable to noncontrolling interests	—	4,674
Total shareholders’ equity	363,597	529,064

Total liabilities and shareholders’ equity	779,757	835,040